PRIMERO MINING CORP.

Annual and Special Meeting of Holders of Common Shares
May 17, 2011

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following is the Report on Voting Results for the Annual and Special Meeting of Common Shareholders of Primero Mining Corp. (the “Company”) held on May 17, 2011.

Resolution #1: Set Number of Directors

On a show of hands, the Chairman declared that the shareholders set the number of directors of the Company at nine for the ensuing year.

Resolution #2: Election of Directors

On a show of hands, the Chairman declared that each of the nine nominees named in the Company’s information circular dated April 5, 2011 had been elected as directors of the Company.

Resolution #3: Appointment of Auditors

On a show of hands, the Chairman declared that the shareholders appointed Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company and authorized the directors to fix their remuneration.

Resolution #4: Amendment to Articles

On a show of hands, the Chairman declared that the resolution approving the amendment to the Articles of the Company had been approved.

Resolution #5: Payment of Convertible Promissory Note

On a show of hands, the Chairman declared that the resolution approving certain conversion features in the convertible promissory note issued to Desarrollos Mineros San Luis, S.A. de. C.V., an indirect, wholly-owned subsidiary of Goldcorp Inc., had been approved.